Exhibit 4.13

July 25, 2000

Austin Ventures VII, L.P.

1300 Norwood Tower

114 West Seventh Street

Austin, Texas 78701

Re:	Management Rights

Ladies and Gentlemen:

This letter will confirm our agreement that pursuant to your purchase of shares of Series A Preferred Stock of Newgistics, Inc (the “Company”), Austin Ventures VII, L.P. (“Purchaser”) will be entitled to the following contractual management rights, in addition to any rights to non-public financial information, inspection rights and other rights specifically provided to all purchasers in the current financing:

1. Purchaser shall be entitled to consult with and advise management of the Company on significant business issues, including management’s proposed annual operating plans, and management will meet with you regularly during each year at the Company’s facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans.

2. Purchaser may examine the books and records of the Company and inspect its facilities and may request reasonable information at reasonable times and intervals concerning the general status of the Company’s financial condition and operations, provided that access to highly confidential proprietary information (including trade secrets) and facilities need not be provided.

3. If Purchaser is not represented on the Company’s Board of Directors, the Company shall allow a representative of Purchaser to attend all meetings of the Board of Directors as an observer and shall give such representative of Purchaser copies of all notices, minutes, consents and other material that the Company provides to its directors, except that the representative may be excluded from access to any material or meeting or portion thereof if the Company believes, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information (including, but not limited to, trade secrets), or for other similar reasons. Upon reasonable notice and at a scheduled meeting of the Board or such other time, if any, as the Board may determine in its sole discretion, such representative may address the Board of Directors with respect to Purchaser’s concerns regarding significant business issues facing the Company.

Purchaser agrees, and any representative of Purchaser will agree, to hold in confidence and trust and not use or disclose any Confidential Information provided to or learned by it in connection with its rights under this letter. “Confidential Information” means any proprietary information, technical data, or know-how of the Company, including, but not limited to, product plans, products, services, customers, software, inventions, process, designs, drawings, engineering, hardware configuration information marketing or finances; provided, however., that Confidential Information does not include any of the above items that has become publicly known and made generally available through no wrongful act or Purchaser or others who were under confidentiality obligations as to the item or items involved.

The rights described herein shall terminate and be of no further force or effect upon the consummation of the sale of the Company’s securities pursuant to a registration statement filed by the Company under the Securities Act of 1933 in connection with the firm commitment underwritten offering of its securities to the general public. The confidentiality provisions hereto will survive any such termination.

Very truly yours,

NEWGISTICS, INC.

By:	/s/ Philip Siegel
Philip Siegel
Secretary

Agreed and Accepted as of July 25, 2000:

Austin Ventures VII, L.P.
By:	AV Partners VII, L.P., Its General Partner

By:	/s/ Ken DeAngelis

Name:	Ken DeAngelis

Title: